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                                                                   Exhibit 4.1.2

                                   DATUM INC.
                                SECOND AMENDMENT
                                       TO
                            1994 STOCK INCENTIVE PLAN


        As approved by the stockholders of Datum Inc. (the "Company") at the Company's duly called, noticed and held annual meeting of stockholders of June 5, 1997, the Company's 1994 Stock Incentive Plan (the "Plan") is amended as of such date such that the second and third sentences of Section 2 of the Plan are amended and restated in their entirety as follows:

        The total number of shares of Common Stock of the Company which may be issued under the Plan shall not exceed, in the aggregate, eight hundred fifty thousand (850,000) shares which amount shall increase by fifty thousand (50,000) shares at the end of each calendar year. The aggregate maximum number of shares represented by options or rights to purchase under this Plan that may be granted or offered under stock options or rights to purchase to any one person may not exceed one hundred fifty thousand (150,000) shares per calendar year.